Exhibit 99.4

BNY: PO BOX 505006, Louisville, KY 40233-5006

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Alarum Technologies Ltd.

Annual and Extraordinary General Meeting of Shareholders

For Shareholders of record as of July 9, 2025

Thursday, August 7, 2025 3:00 PM (Israel Time)

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 p.m. E.T. on August 4, 2025.

Alarum Technologies Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on August 4, 2025)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Alarum Technologies Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 9, 2025**, at the **Annual and Extraordinary General Meeting of Shareholders** of the Company, to be held on **August 7, 2025** at **3:00 p.m. (Israel time)**, at the Company's counsels' offices at 28 Ha'Arbaa Street, Hagag Tower, North Building, 34th floor, Tel Aviv, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the meeting.

NOTE:
1. Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.
2. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.
3. By signing and submitting this proxy card, you declare that you are not a controlling shareholder of Alarum Technologies Ltd. (as defined in the Israeli Companies Law 5759-1999) (the "Companies Law"), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2025 annual and extraordinary general meeting of shareholders, which require such declaration under the Companies Law, except as notified to Alarum Technologies Ltd. via Email to Mr. Shai Avnit, e-mail address: shai.avnit@alarum.io
4. The notice and proxy statement will be available from the Company's website at www.alarum.io

The board of directors (the "Board of Directors") recommends voting in favor of the proposed resolutions.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

3OHDVH PDNH \ RXU PDUNV OLNH WKLV <285 927( 352326$/ $*$,167 $%67$,1 )25 To re - appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company's shareholders. 1. 2. To re - appoint Mr. Chen Katz as Class III director of the Company for a term of three years that expires at the third annual general meeting of the Company's shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company's Amended Articles of Association or any law, whichever is the earlier. 2a To re - appoint Mr. Avi Rubinstein as Class III director of the Company for a term of three years that expires at the third annual general meeting of the Company's shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company's Amended Articles of Association or any law, whichever is the earlier. 2b To approve a grant of RSUs to Mr. Shachar Daniel, the Company's Chief Executive Officer and a director. 3. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly) $ODUXP 7HFKQRORJLHV /WG Annual and Extraordinary General Meeting of Shareholders